Exhibit 12
FEDERAL HOME LOAN BANK OF CINCINNATI
STATEMENTS OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2009	2008	2007	2006	2005

Income before assessments	$365,845	$322,592	$366,524	$345,954	$300,481
Add: fixed charges (see below)	1,295,555	2,826,014	3,927,597	3,547,268	2,597,945

Total earnings	$1,661,400	$3,148,606	$4,294,121	$3,893,222	$2,898,426

Fixed charges: (1)
Interest expense	$1,294,877	$2,825,376	$3,926,975	$3,546,666	$2,597,379
Interest portion of rent expense	678	638	622	602	566

Total fixed charges	$1,295,555	$2,826,014	$3,927,597	$3,547,268	$2,597,945

Ratio of earnings to fixed charges (2)	1.28	1.11	1.09	1.10	1.12

(1)	Fixed charges consist of interest expense (including amortization related to indebtedness) and one-third (the proportion deemed representative of the interest portion) of rent expense.
(2)	The ratio of earnings to fixed charges has been computed by dividing Total earnings by Total fixed charges.